UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF SEPTEMBER 2026
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

September 21, 2026

METHANEX ANNOUNCES US$300 MILLION PARTIAL 2027 NOTE REDEMPTION

VANCOUVER, British Columbia (September 21, 2026) – Methanex Corporation (the “Company” or “Methanex”) (TSX: MX) (Nasdaq: MEOH) announced today that it has issued a notice of partial redemption for US$300 million of its outstanding 5.125% senior notes due October 15, 2027. The redemption date is October 19, 2026.

Rich Sumner, President and CEO, Methanex Corporation, stated, “Today’s announcement is underpinned by the company’s strong cash position and cash flow generation capability, resulting from continued tight global methanol market conditions combined with production from our significantly strengthened asset base, and is aligned with our commitment to progress towards our stated balance sheet leverage target.”

ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol globally. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq Stock Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

FORWARD-LOOKING INFORMATION WARNING
This news release contains certain forward-looking statements, or forward-looking information, with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the word “will” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

Forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, risks relating to conditions in the financial markets and other risk factors as detailed from time to time in Methanex’s reports filed with Canadian securities administrators and the

U.S. Securities and Exchange Commission. Certain of these risks are described in more detail in our 2025 Annual Management’s Discussion and Analysis and Second Quarter 2026 Management’s Discussion and Analysis and in our public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

-end-

Inquiries:
Robert B. Winslow, CFA
Vice President, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1-800-661-8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: September 21, 2026	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary